TATE & LYLE
CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

RECEIVED
2007 JUL 10 A 8:-2

4 July 2007

07025045

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 13 June 2007 to 4 July 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp. Anna Bond

Rowan D J Adams
Deputy Company Secretary

PROCESSED
JUL 10 2007 E
THOMSON
FINANCIAL

dw 7/10

Enc.

14 June 2007 – Tate & Lyle PLC

Annual Report and Accounts

The following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility:

a) Tate & Lyle PLC's Annual Report and Accounts 2007;

b) Circular to shareholders incorporating Tate & Lyle PLC's Notice of Annual General Meeting 2007; and

c) Form of Proxy.

The Annual Report, Notice of Meeting and AGM Circular will also shortly be available on Tate & Lyle's web site at www.tateandlyle.com.

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Robert Gibber
Company Secretary
14 June 2007

Tate & Lyle PLC - 15 June 2007

Tate & Lyle announces completion of investment in G.C Hahn & Co.

Tate & Lyle, the global renewable ingredients company, is pleased to announce that it has today completed the acquisition of an 80% holding in German specialty food ingredients group G. C. Hahn & Co ("Hahn") for a total cash consideration of £78 million (€116 million). This follows the initial announcement of 16 April 2007.

Notes to Editors

Hahn is privately owned and was founded in 1848. Its headquarters and primary operations are located in Lübeck, Germany. It also has production operations in the UK, USA and Australia, and sales offices in 22 countries. Hahn is a recognised leader in dairy stabiliser systems and works closely with customers across the world to develop customised ingredient solutions.

For more information contact:

Mark Robinson
Director of Investor Relations
t:+442079776189
m:+447793515861
e: mark.robinson@tateandlyle.com

Ferne Hudson
Head of Media & Public Relations
t:+44(0)20 7977 6143
m:+44(0)7713 067 433
f:+44(0)20 7623 5213
e: ferne.hudson@tateandlyle.com

RECEIVED
2007 JUL 10 A 9

About Tate & Lyle

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 24 countries, throughout Europe, the Americas and South East Asia. It employs 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

Director/PDMR Shareholding

Tate & Lyle PLC (the "Company") announces that on 19 June 2007 a grant of options over the Company's ordinary shares of 25 pence each was made under the Tate & Lyle 2003 Performance Share Plan ("PSP") to Executive Directors and Persons Discharging Managerial Responsibilities ("PDMR") as detailed in the table below.

Options granted under the PSP will vest on 31 March 2011 but only to the extent that certain performance criteria are satisfied by the Company over a three-year performance period which commenced on 1 April 2007. Vested options may be exercised up until 31 March 2017. No consideration is payable for the grant of the options.

Name	Role	No. of shares subject to options	Total options and awards now held under the PSP
Iain Ferguson	Executive Director	151,730	727,472
Stanley Musesengwa	Executive Director	87,881	450,667
Stuart Strathdee	Executive Director	59,723	304,402
John Nicholas	Executive Director	72,636	142,538
Robert Gibber	PDMR	53,805	302,253
Corry Wille	PDMR	56,674	419,762

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Rowan Adams
Deputy Company Secretary
19 June 2007

RECEIVED
2007 JUL 10 A 8:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

INVESCO plc

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

20 June 2007

6. Date on which issuer notified

22 June 2007

7. Threshold(s) that is /are crossed or reached

16%, 15%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 79,374,381

Number of Voting Rights: 79,374,381

Resulting situation after the triggering transaction:

Number of Shares – 78,183,109

Number of Voting Rights (Indirect) – 78,183,109

% of Voting Rights (Indirect) – 15.96%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 78,183,109

Total % of Voting Rights – 15.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Bank of Ireland Dublin 796,220
Bank of New York 85,972
Banque Paribas 463,492
Bank of New York (Brussels) 46,427
Chase Bank (Hong Kong) 102,370
JP Morgan Chase 2,889,862
Citibank 63,332,522
HSBC Bank 1,089,569
Japan Trustee Services Bank 2,009
Mellon Bank, Pittsburgh 474,472
Santander Central Hispano Investment 21,962
State Street Trust & Banking 8,020,023
Trust & Custody Services 5,287
Northern Trust Company, London 852,922

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

22 June 2007

ENDS

29 June 2007 – Tate & Lyle PLC

Director/PDMR Shareholding

Tate & Lyle PLC (the "Company") announces that it was notified on 28 June 2007 by the persons whose names are set out below that on 28 June 2007 they purchased ordinary shares in the capital of the Company ("shares") and were awarded conditional rights to receive additional shares free of charge ("matching shares") under the Tate & Lyle Deferred Bonus Share Plan (subject to the satisfaction of a performance condition) as follows:

Name	Role	Shares purchased	Purchase price	Matching shares [1]
Iain Ferguson	Executive Director	32,302	565.8p	109,498
Stanley Musesengwa	Executive Director	20,260	565.8p	68,678
John Nicholas	Executive Director	16,596	565.8p	56,258
Stuart Strathdee	Executive Director	6,897	565.8p	23,380
Corry Wille	PDMR	13,190	565.8p	44,712

(1) The number of matching shares shown in the table above relate to the maximum number that can be awarded under the performance condition.

Following the share purchases, the persons detailed in the table below now have an interest in the following shares of the Company:

Name	Role	Total shares held in the Company following the share purchases
Iain Ferguson	Executive Director	204,092
Stanley Musesengwa	Executive Director	161,750
John Nicholas	Executive Director	51,596
Stuart Strathdee	Executive Director	141,681
Corry Wille	PDMR	28,582

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Robert Gibber
Company Secretary
29 June 2007

RECEIVED
2007 JUL 10 A 8:22

3 July 2007

Tate & Lyle PLC – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as at 30 June 2007 consisted of 489,861,471 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights as at 30 June 2007 in Tate & Lyle PLC was 489,861,471.

The above figure (489,861,471) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

RECEIVED
2007 JUL 10 A 8:22

Director/PDMR Shareholding
4 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

STUART STRATHDEE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

STUART STRATHDEE

8. State the nature of the transaction

MARKET PURCHASE BY THE MANAGER OF THE COMPANY'S CORPORATE EQUITY PLANS

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

7 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

562.92 PENCE PER SHARE

14. Date and place of transaction

2 JULY 2007, ENGLAND

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

141,688 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

3 JULY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND – 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

4 JULY 2007

END

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 2001 SHARESAVE SCHEME
3.	Period of return:	From 1 JANUARY 2007 to 30 JUNE 2007
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	738,649
5.	Number of shares issued/allotted under scheme during period:	203,507
6.	Balance under scheme not yet issued/allotted at end of period	535,142
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

489,861,471

Contact for queries:

Name: ROWAN ADAMS

Telephone: 020 7977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC
2.	Name of scheme	TATE & LYLE 1992 SHARESAVE SCHEME
3.	Period of return:	From 1 JANUARY 2007 to 30 JUNE 2007
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	89,336
5.	Number of shares issued/allotted under scheme during period:	2,651
6.	Balance under scheme not yet issued/allotted at end of period	86,685
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

489,861,471

Contact for queries:

Name: ROWAN ADAMS

Telephone: 020 7977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company	TATE & LYLE PLC	
2.	Name of scheme	TATE & LYLE 1992 EXECUTIVE SHARE OPTION SCHEME	
3.	Period of return:	From 1 JANUARY 2007 to 30 JUNE 2007	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme		153,293
5.	Number of shares issued/allotted under scheme during period:		16,059
6.	Balance under scheme not yet issued/allotted at end of period		137,234
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;		

Please confirm total number of shares in issue at the end of the period in order for us to update our records

489,861,471

Contact for queries:

Name: ROWAN ADAMS

Telephone: 020 7977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

RECEIVED
2007 JUL 10 A 8:2?

TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

Notice of Annual General Meeting 2007
Wednesday 18 July at 11.15 am

This document is important. Please read it straight away.
If you have any doubts about the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other professional adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in Tate & Lyle PLC, please send this document, and the accompanying proxy form, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



Dear Shareholder,
I am pleased to send you your notice of Annual General Meeting (AGM) for 2007. This meeting will be held on Wednesday 18 July 2007 at 11.15 am at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

The notice of meeting is set out in appendix 1 on page 4. An explanation of the resolutions you will be asked to vote on can be found in appendix 3 on pages 7 to 9.
As well as matters which your AGM deals with every year (resolutions 1 to 10), there are also five items of special business (resolutions 11 to 15). The full text of the resolutions for the five items of special business is set out in appendix 2 on page 6.

Re-election of directors
Resolutions 4 to 8 deal with the re-election of five directors who are retiring in accordance with the Company's Articles of Association. Biographical details of the directors standing for re-election can be found in appendix 4 on page 10. Each of the directors standing for re-election has been through a formal performance review process, further details of which can be found in the Annual Report 2007. Following this process, I can confirm, on behalf of the Board, that the performance of each of the directors standing for re-election at the AGM is considered fully satisfactory and they each demonstrate the commitment expected of a director of Tate & Lyle.

May I draw your attention to the letter addressed to shareholders from the Senior Independent Director set out on page 3 which refers to my own re-election.

The Board has also concluded that the non-executive directors standing for re-election are independent in terms of the Combined Code.

Share capital
Resolutions 11, 12 and 13 relate to the share capital of the Company and are similar to resolutions passed by shareholders in previous years. An explanation of these resolutions can be found in appendix 3 on page 8. Your directors believe that the authorities in these resolutions should be continued, to give flexibility for business opportunities as they arise.

On 9 May 2007 we announced that we were at an advanced stage of exclusive discussions with Syral SAS (a subsidiary of Tereos of France) which may lead to the disposal of our interest in certain of the facilities of our Food & Industrial Ingredients, Europe division (TALFIIE). On the assumption that an agreement on the terms currently contemplated for the partial disposal of TALFIIE is entered into at the end of the summer, the Board is now actively considering the utilisation of the proceeds as part of a return of capital to shareholders. The Board expects to be in a position to update shareholders in this regard at the AGM.

Political donations

At the 2006 AGM shareholders approved an authority to enable the Company to support organisations which may fall within the definition of an 'EU political organisation' in Part XA of the Companies Act 1985 (the Act) and to incur 'EU political expenditure' within the meaning of the Act. This authority expires at the conclusion of this year's AGM.

Tate & Lyle's policy is not to make donations to EU political parties and there is no intention of changing that policy. However, the Act includes broad definitions of political parties and political expenditure which may include some normal business activities that would not otherwise be regarded as being political in nature. Consequently, the Board, in common with many other companies, on a precautionary basis and to avoid contravening the Act, considers it prudent to ask shareholders (under resolution 14) to renew this authority for a further period which will expire no later than 15 months after the date of the AGM.

Use of electronic communications

At the 2004 AGM shareholders approved amendments to the Articles of Association to take advantage of the Electronic Communications Act 2000, which permitted shareholders to receive certain information from companies using electronic means, provided the individual shareholders gave their specific consent. Resolution 15 will enable the Company to take advantage of the new Companies Act 2006 provisions for electronic communications with shareholders, which came into effect on 20 January 2007. The new provisions make it possible for a company to use electronic communication as the default method of communication so that shareholders must then specify if they wish to receive information in paper form. If approved by shareholders, Tate & Lyle will consult with each shareholder individually to agree that we may send or supply documents or information by means of a website. Further explanation of the proposed resolution can be found in appendix 3 on page 9.

Form of Proxy

A Form of Proxy is enclosed which covers all the resolutions to be proposed at the AGM. You should complete the Form of Proxy according to the instructions printed on it and send it to the Company's Registrars as soon as possible. All proxies must be received by the Registrars by 11.15 am on Monday 16 July 2007. If you prefer, you can also submit your proxy appointment electronically either via the internet or, if you are a CREST member, through the CREST system. More details of how to appoint a proxy electronically can be found on page 5. Appointment of a proxy will not prevent you from attending and voting at the meeting, if you so wish.

Recommendation

Your directors believe that all the resolutions in the notice of meeting are in the best interests of Tate & Lyle and its shareholders and recommend that you vote in favour of them. The directors intend to vote their own shares in favour of these resolutions.

Yours sincerely,



Sir David Lees
Chairman
13 June 2007

From the Senior Independent Director

Dear Shareholder,

One of the resolutions being proposed at the AGM is the re-election of Sir David Lees as a director of the Company. Sir David, having attained the age of 70, is retiring and offering himself for re-election in accordance with the Articles of Association. He has been a director and Chairman of the Company since October 1998.

In January 2007, I led the non-executive directors in a review of Sir David's performance as Chairman. We concluded that he makes a highly valuable and effective contribution to the Board and provides it with the leadership and direction it requires to be able to operate effectively. We unanimously recommend that you vote in favour of his re-election as a director at the AGM.

Yours sincerely,
Richard Delbridge, Senior Independent Director

Notice of Annual General Meeting

Notice is hereby given that the one hundred and fourth Annual General Meeting of Tate & Lyle PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 18 July 2007 at 11.15 am for the following purposes:

Ordinary business

1. To receive the Accounts and Reports of the Directors and of the Auditors for the year ended 31 March 2007.
2. To approve the Directors' Remuneration Report set out in the Report and Accounts for the year ended 31 March 2007.
3. To declare a final dividend on the Ordinary shares of the Company.
4. To re-elect Richard Delbridge as a director of the Company.
5. To re-elect Evert Henkes as a director of the Company.
6. To re-elect Sir David Lees as a director of the Company.
7. To re-elect Elisabeth Airey as a director of the Company.
8. To re-elect John Nicholas as a director of the Company.
9. To re-appoint PricewaterhouseCoopers LLP as Auditors.
10. To authorise the directors to set the remuneration of the Auditors.

Special business

To consider and, if thought fit, pass the resolutions set out in appendix 2 of the Chairman's letter dated 13 June 2007, which appendix forms part of this notice, of which resolutions 12, 14 and 15 will be proposed as ordinary resolutions and resolutions 11 and 13 will be proposed as special resolutions:

11. To renew the Company's authority to purchase its own shares.
12. To renew the directors' authority to allot shares.
13. To renew the directors' authority to disapply shareholders' pre-emption rights in relation to the allotment of shares.
14. To renew the Company's authority to make political donations and incur political expenditure.
15. To authorise the Company to use electronic communications with its shareholders.

By order of the Board

Robert Gibber
Company Secretary
13 June 2007

Registered Office:
Sugar Quay
Lower Thames Street
London EC3R 6DQ

Registered in England
Company Number 76535.

Notes

1. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, to be entitled to attend and vote at the meeting (and for the purpose of determining the number of votes they may cast), shareholders must be entered on the Company's Register of Members at 6.00 pm on Monday 16 July 2007.

2. Any member of the Company entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company. A Form of Proxy is enclosed. Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through the Lloyds TSB Registrars' website at www.sharevote.co.uk where full instructions on the procedure are given. The personal reference number, card I.D. and account number printed on the proxy form will be required to use this electronic proxy appointment system. Alternatively, shareholders who have already registered with Lloyds TSB Registrars' on-line portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. Please note that any electronic communication found to contain a computer virus will not be accepted.

   To be effective, the Form of Proxy (or electronic appointment of a proxy) must be received by Lloyds TSB Registrars by 11.15 am on Monday 16 July 2007. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the AGM.

3. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on Wednesday 18 July 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST-sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual.

   The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by no later than 11.15 am on Monday 16 July 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   Tate & Lyle may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4. The following documents are available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excluded) and on the date of the AGM when they will be available at the Queen Elizabeth II Conference Centre from 11.00 am until the close of the meeting:

   a) copies of executive directors' service contracts;
   b) a copy of the terms and conditions of appointment of the non-executive directors; and
   c) the register of directors' share interests.

Special business

At the one hundred and fourth Annual General Meeting (AGM) of the Company to be held on Wednesday 18 July 2007 the resolutions below will be proposed as special business. Resolutions 12, 14 and 15 will be proposed as ordinary resolutions and resolutions 11 and 13 as special resolutions.

Special resolution 11
That the Company be and is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of 25p each in the capital of the Company provided that:

a) the maximum number of shares which may be purchased is 48,985,295;
b) the minimum price which may be paid for a share is the nominal value of that share;
c) the maximum price which may be paid for a share is an amount equal to 105% of the average of the middle market quotations of the Company's ordinary shares as derived from The Stock Exchange Daily Official List for the five business days immediately preceding the day on which such shares are contracted to be purchased; and
d) this authority shall expire at the conclusion of the AGM of the Company held in 2008 or, if earlier, 17 October 2008 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry).

Ordinary resolution 12
That the authority conferred on the directors by Article 11(B) of the Company's Articles of Association be renewed for the period ending on the date of the AGM in 2008 or on 17 October 2008, whichever is the earlier, and that for such period the Section 80 Amount shall be £40,821,079.

Special resolution 13
That the power conferred on the directors by Article 11(C) of the Company's Articles of Association be renewed for the period ending on the date of the AGM in 2008 or on 17 October 2008, whichever is the earlier, and that for such period the Section 89 Amount shall be £6,123,162.

Ordinary resolution 14
That the Company be and is hereby authorised to:
a) make donations to EU political organisations not exceeding £100,000 in total; and
b) incur EU political expenditure not exceeding £100,000 in total,

during the period beginning with the date of the passing of this resolution and ending on the date of the AGM in 2008 or on 17 October 2008, whichever is the earlier. For the purposes of this resolution, the expressions 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985.

Ordinary resolution 15
That the Company be authorised, subject to and in accordance with the provisions of the Companies Act 2006, to send, convey or supply all types of notices, documents or information to the shareholders by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including by making such notices, documents or information available on a website.

Explanatory notes

This year, shareholders will be asked to approve 15 resolutions. Resolutions 1 to 10 and resolutions 12, 14 and 15 will be proposed as ordinary resolutions. This means that more than 50% of the votes cast must support these resolutions if they are to be passed. Resolutions 11 and 13 will be proposed as special resolutions. At least 75% of the votes cast must support these resolutions if they are to be passed.

Resolution 1

To receive the Accounts and Reports of the Directors and of the Auditors for the year ended 31 March 2007

The directors will present their report and audited accounts for the year ended 31 March 2007. Copies of the Annual Report 2007 will be available at the AGM. A copy can also be found on our website at: www.tateandlyle.com.

Resolution 2

To approve the Directors' Remuneration Report for the year ended 31 March 2007

Under the Companies Act 1985, listed companies must give shareholders the opportunity to vote on the report on directors' remuneration before the company in general meeting. A copy of this year's report can be found on pages 73 to 82 of the Annual Report 2007.

Resolution 3

To declare a final dividend

You will be asked to declare a final dividend of 15.3p per ordinary share for the year ended 31 March 2007. If approved, the dividend will be paid on Thursday 26 July 2007 to shareholders on the Register of Members at the close of business on Friday 29 June 2007.

Resolutions 4 to 8

Re-election of directors

Article 82 of the Company's Articles of Association states that a director who attains the age of 70 must retire at the next AGM and a director so retiring is eligible for re-appointment at that meeting. Sir David Lees attained the age of 70 during the year and, therefore, is retiring and standing for re-election.

Article 84 of the Company's Articles of Association states that every year one-third (or the nearest whole number below one-third) of the directors must retire by rotation. This year, Richard Delbridge and Evert Henkes are retiring by rotation and standing for re-election.

Article 90 of the Company's Articles of Association states that when the Board appoints a new director, that director must retire and stand for re-election at the next AGM. This gives shareholders the opportunity to confirm their appointment. John Nicholas was appointed as Group Finance Director and a member of the Board on 19 July 2006 and, therefore, is retiring and standing for re-election under Article 90. Elisabeth Airey was appointed as a non-executive director from 1 January 2007 and is also retiring and standing for re-election under Article 90.

Biographical details of all the directors standing for re-election are given in appendix 4. In accordance with the Combined Code, an explanation is also given why the Board believes the non-executive directors should be re-elected.

Resolution 9
Re-appointment of Auditors
The Company is required to re-appoint Auditors at each general meeting at which accounts are laid. The Board, on the recommendation of the Audit Committee, who evaluated the independence of the external Auditors and the effectiveness of the audit process, is proposing that PricewaterhouseCoopers LLP be re-appointed as the Company's Auditors.

Resolution 10
Auditors' remuneration
This resolution proposes that the directors be authorised to set the Auditors' remuneration.

Resolution 11
To renew the Company's authority to purchase its own shares
As in previous years, you will be asked to renew the Company's authority, which has not previously been used, to purchase up to 10% of its issued ordinary shares. The resolution specifies the maximum number of shares which may be purchased and the minimum or maximum prices at which they may be bought. This power would be used only after careful consideration by the directors, having taken into account market conditions prevailing at the time, the investment needs of the Company, its opportunities for expansion and its overall financial position. The directors would exercise the authority to purchase ordinary shares only if they considered it to be in the best interests of the shareholders and after considering the effects on earnings per share.

At present, any shares purchased under this authority are automatically cancelled. However, following the introduction of treasury shares, it will be possible for the shares to be held in treasury rather than being cancelled. In that case, they may be dealt with by the Company, including using them in connection with the Company's employee share schemes, subject to certain limitations. Currently, the Company has not purchased nor does it hold any treasury shares.

The total number of ordinary shares which may be issued on the exercise of outstanding options as at 24 May 2007 (the latest practicable date prior to posting of this document) is 1,099,150 which represents approximately 0.22% of the issued share capital at that date. If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 0.25% of the issued share capital as at 24 May 2007.

Resolutions 12 and 13
To renew the directors' authority to allot shares and disapplication of pre-emption rights
Under resolution 12, which is similar to that passed by shareholders in previous years, you will be asked to give the directors the authority to allot £40,821,079 in nominal value of the authorised but unissued share capital consisting of 163,284,317 ordinary shares and representing one-third of the ordinary share capital in issue as at 24 May 2007. Within this authorised amount, by the passing of special resolution 13, the pre-emption provisions contained in Section 89(1) of the Companies Act 1985 will be disapplied for any rights issue or any other allotment for cash up to £6,123,162 in nominal amount of share capital, representing 5% of the ordinary share capital in issue on 24 May 2007 and consisting of 24,492,647 ordinary shares. This authority will give the directors the flexibility to issue ordinary shares up to this amount without the need first to offer such shares to existing shareholders.

This authority covers the disposal of shares held in treasury in the same way as the allotment of unissued share capital. The authority and disapplication provided for in these resolutions will remain in force until the next AGM or 17 October 2008, whichever is the earlier. The directors have no present intention to issue any of the unissued share capital, or to dispose of any shares held in treasury, except in connection with the Company's employee share schemes.

Resolution 14

To renew the Company's authority to make political donations and incur political expenditure

The current authority, granted to shareholders at the 2006 AGM, to enable the Group to support organisations which may fall within the definition of an 'EU political organisation' in Part XA of the Companies Act 1985 (the Act) and to incur 'EU political expenditure' within the meaning of the Act, expires at the conclusion of this year's AGM. The Company's policy is not to make donations to EU political parties and there is no intention of changing that policy. However, the Act includes broad definitions of political parties and political expenditure which may include a number of normal business activities which might not be thought to be political expenditure in the normal sense. These could include, for example, sponsorship of industry forums and making provisions for employees to take time off work to campaign for and hold public office. Accordingly, the Board, in common with many other companies, on a precautionary basis and to avoid contravening the Act, believes it prudent to ask shareholders for a renewal of the authority to incur a level of political donations and political expenditure to cover these kinds of activities. Therefore, under resolution 14, you will be asked to give the Company authority to make donations to EU political organisations not exceeding £100,000 in total and to incur EU political expenditure not exceeding £100,000 in total. This authority will last until the next AGM or 17 October 2008, whichever is the earlier.

Resolution 15

To authorise the Company to use electronic communications with its shareholders

The Company is seeking general authority from shareholders to send or supply documents or information to shareholders in electronic form or by means of a website, so taking advantage of recent new provisions in the Companies Act 2006 which encourage greater use of electronic communication between companies and their shareholders.

The new legislation enhances the previous electronic communications regime by permitting the Company to communicate with shareholders electronically in respect of all shareholder information. It has the aim of moving towards electronic communication as the default method of communication with shareholders. This goes beyond the previous legislation where shareholders had positively to opt for electronic communication. As the Company altered its Articles in 2004 to permit electronic communication with shareholders, it is not currently necessary to amend them further to take advantage of the new legislation. Accordingly, only the general authority referred to above is being sought at this stage.

If the resolution is passed, later this financial year the Company intends to consult with its shareholders as to whether they would prefer communication of shareholder information to be in printed form or via the Company's website. Shareholders who do not respond within 28 days will be deemed to have agreed to the Company communicating with them by electronic means. Those shareholders that have agreed to receive future information by electronic means and have registered an e-mail address with the Company, will receive an e-mail notifying them whenever information is available on the Company's website. Those shareholders that have been deemed to consent to electronic communication or who have provided an incorrect e-mail address, will be notified by post when new information is available on the Company's website.

Shareholders who want to carry on receiving shareholder information by post must respond to the communication. Notwithstanding any deemed consent or prior request, shareholders will still be able to request hard copies (paper form) of documents at any time.

Increased use of electronic communications will mean the Company making significant cost savings and will have considerable environmental benefits through the reduced use of paper and the energy required for its production. It will also speed up the communication of information to shareholders in a convenient form.

Appendix 4

Re-election of Directors: biographical details

Sir David Lees (Age 70) Chairman
Joined the Board and was appointed Chairman in October 1998. He joined GKN plc in 1970 and became Group Finance Director in 1982. He was appointed Group Managing Director of GKN in 1987 and then Chairman and Chief Executive in 1988 before becoming non-executive Chairman in 1997 until his retirement in May 2004. From 1991 to 1998 he served as a non-executive director of Courtaulds plc, the last two years as Chairman. He also served as a non-executive director of the Bank of England from 1991 to 1999. He is currently Deputy Chairman and Senior Independent Director of QinetiQ Group plc, a director of Royal Opera House, Covent Garden Limited, a member of the Panel on Takeovers and Mergers and Chairman of the Governing Body of Shrewsbury School. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

A letter from the Senior Independent Director concerning the re-election of Sir David Lees is on page 3.

Richard Delbridge (Age 65) Senior Independent Director
Joined the Board in September 2000 and was appointed Senior Independent Director in December 2003. A Chartered Accountant, he is a former Partner of Arthur Andersen & Co and Managing Director and General Manager of JP Morgan & Co in the UK. In 1989, he was appointed Director, Group Finance at Midland Bank plc, later becoming Group Finance Director, HSBC Holdings plc. In 1996, he was appointed Director and Group Chief Financial Officer of National Westminster Bank Plc, a position he held until April 2000. He is also a non-executive director of JP Morgan Cazenove Holdings and Fortis Group, and a Council Member and Treasurer of The Open University.

The Board benefits greatly from Richard Delbridge's considerable expertise in financial, accounting and audit matters. The Chairman, on behalf of the Board, confirms that, following a formal performance review, his performance continues to be effective and he demonstrates full commitment to his role as a non-executive director and also as Chairman of the Audit Committee and the Senior Independent Director, including an appropriate commitment of time for Board and Committee meetings and other duties required of him.

Evert Henkes (Age 63) Independent Non-Executive Director
Joined the Board in December 2003. He worked for the Royal Dutch/Shell Group of companies for 30 years, during which time he held a number of senior management positions in Europe and Asia Pacific culminating in his appointment as Chief Executive of Shell Chemicals in 1998. He retired from Shell in April 2003. He is also a non-executive director of Outokumpu OYJ, SembCorp Industries Ltd, Air Products and Chemicals Inc and CNOOC Ltd (China National Offshore Oil Company).

The Board benefits greatly from Evert Henkes' commercial knowledge and international experience. The Chairman, on behalf of the Board, confirms that, following a formal performance review, his performance continues to be effective and he demonstrates full commitment to his role as a non-executive director and also as Chairman of the Remuneration Committee, including an appropriate commitment of time for Board and Committee meetings and other duties required of him.

Elisabeth Airey (Age 48) Independent Non-Executive Director
Joined the Board in January 2007. From 1990 to 1999 she served as Finance Director of Monument Oil and Gas plc until its sale to Lasmo plc. She currently is the Senior Independent Director of Amec PLC and a non-executive director and Chairman of both The JP Morgan European Fledgeling Investment Trust PLC and Zetex PLC. She is also a non-executive director of Duned in Enterprise Investment Trust PLC.

Elisabeth Airey's considerable financial and commercial experience is of great benefit to the Board. Her appointment was subject to a recruitment process led by the Nominations Committee, assisted by external recruitment consultants. This process included an assessment of the time commitment expected and confirmation from Elisabeth Airey that she could meet this commitment.

John Nicholas (Age 50) Group Finance Director
Joined the Group in June 2006 and was appointed Group Finance Director in July 2006. Having worked for Fisons plc for ten years in its Scientific Equipment Division, in 1992 he joined Williams Plc as a Divisional Finance Director. In 2000 he became Group Finance Director and a member of the board of Kidde Plc when it was demerged from Williams. He left Kidde in July 2005 following its purchase by United Technologies Corporation. He is a Fellow of the Chartered Association of Certified Accountants.

Useful addresses and telephone numbers

Registered Office
Tate & Lyle PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
Tel: +44 (0)20 7626 6525
Fax: +44 (0)20 7623 5213

Website
www.tateandlyle.com

Share Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

For telephone enquiries please phone 0870 600 3970.
This is a Lloyds TSB Registrars Helpline service which will recognise the Company's name.

ADR Depositary
The Bank of New York
Investor Relations Department
101 Barclay Street – 11th Floor
New York
NY 10286
Tel: +1 888 269 2377

Corporate Brokers
Citigroup
33 Canada Square
Canary Wharf
London E14 5LB

END